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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the Month of July, 2006
                         Commission File Number 1-12090

                        GRUPO RADIO CENTRO, S.A. de C.V.
                 (Translation of registrant's name into English)

                           Constituyentes 1154, Piso 7
                       Col. Lomas Altas, Mexico D.F. 11950
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [ ]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

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On July 14, 2006 and in accordance with Mexican law, Grupo Radio Centro, S.A. de
C.V. published in El Universal newspaper a notice of an extraordinary general meeting of shareholders. An English translation of the notice is included in this Form 6-K.

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               ENGLISH TRANSLATION--FOR INFORMATION PURPOSES ONLY

                                  NOTIFICATION

                  EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

        By resolution of the Board of Directors, the shareholders of GRUPO RADIO CENTRO, S.A. DE C.V. are called to an extraordinary general meeting of shareholders which shall be held at 10:00 a.m. on July 31, 2006, at the company's headquarters located at Avenida Constituyentes 1154, Colonia Lomas Altas, 11950 Mexico, F.D., to discuss the following matters:

                                ORDER OF THE DAY
                                ----------------

I. Reform of the corporate bylaws so that they comply with the applicable provisions of the securities market law published in the Diario Oficial de la Federacion (Official Gazette) on December 31, 2005, and discussion and approval of the reforms.

II. Discussion and approval of a reduction in the fixed capital stock of the company and, consequently, modification of the Seventh Clause of the corporate bylaws.

III. Appointment of delegates to execute and formalize the resolutions adopted in the meeting.

Requirements for Attendance:

        Pursuant to the provisions of the corporate bylaws, for attendance at the meeting, the company will only acknowledge as shareholders those people whose names are recorded in the shareholders' registry, or who prove their capacity as shareholders by complying with the provisions of Article 49 of the Mexican Securities Market Law, who must collect the corresponding admission ticket on business days and during business hours, by no later than three (3) calendar days prior to the date set for holding the meeting, at the company's offices located at Avenida Constituyentes 1154, 7th Floor, Colonia Lomas Altas, 11950 Mexico, F.D. (to the attention either of Alvaro Fajardo de la Mora, Esq., or Adolfo Acosta Noriega, Esq.). Any shareholder may be represented in the meeting by such proxy as is designated through an unrecorded proxy letter. Such proxy shall be proved at the time the admission ticket is requested. For purposes of the provisions of Mexican Securities Market Law Article 49, Section III, please note that the proxy form by which brokers may prove their agency to the meeting are available to them and shareholders at the company's offices. The documents cited in the order of the day are available to shareholders, on business days during business hours, at the domicile of the aforementioned company, from the date this notification is published.

                     Mexico, Federal District, July 14, 2006

                             Francisco Aguirre Gomez
                       President of the Board of Directors

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                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July 18, 2006

                                                GRUPO RADIO CENTRO, S.A. DE C.V.


                                                By:    /s/ Pedro Beltran Nasr
                                                       -------------------------
                                                Name:  Pedro Beltran Nasr
                                                Title: Chief Financial Officer